FIREMARK GLOBAL CAPITAL, INC.

501 Brickell Key Drive, Suite 300

Miami, FL 33131

March 18, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Firemark Global Capital, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-255596

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Firemark Global Capital, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 29, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Scott W. Absher, Chief Executive Officer, 501 Brickell Key Drive, Suite 300, Miami, FL 33131, with a copy to Alex Weniger-Araujo, Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154.

Please do not hesitate to contact Alex Weniger-Araujo at (212) 407-4063 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

By:	/s/ Scott W. Absher
Name:	Scott W. Absher
Title:	Chairman and Chief Executive Officer

cc: Alex Weniger-Araujo, Loeb & Loeb LLP